May 15, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Tia L. Jenkins
Craig Arakawa
Brian McAllister

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
Response dated April 25, 2014
File No. 001-35416

Ladies and Gentlemen:

U.S. Silica Holdings, Inc. (the “Company”) respectfully submits the following response to your letter, dated May 5, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).

For your convenience, the Company’s response is set forth next to the number corresponding to the numbered comment in the Comment Letter.

The following is the Company’s response to the Staff’s comment.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 66

Cost of Goods Sold, page 67

1.

We note your response to comment 1 to our letter dated April 11, 2014 indicates that you do not separately track transportation revenues and costs specifically related to transload sales. Although we understand that the specific revenues and costs related to these sales may not be tracked, we note from statements made in recent earnings call indicate that information about total sales generated from transloads is available. For example, in your fourth quarter 2013 earnings call, you indicate that sales through transloads grew from 5% of your oil and gas volumes to 60% in a two year period. During your first quarter 2014 earnings call, you also state that “70% of sales are occurring in basin via transloads.” As an increasingly significant portion of your revenues are being generated from transloads, please confirm that you will expand your disclosure in future filings to quantify the amount or percentage of revenues being generated from this channel and that this trend is adequately discussed in management’s discussion and analysis to comply with Item 303(a)(3) of Regulation S-K. Please provide a draft of your proposed disclosures in your response.

Company Response:

As the Staff noted, an increasingly significant portion of the Company’s sales are being generated through transloads. Accordingly, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, the Company will ensure that this trend is adequately discussed in MD&A. We note, however, that the percentages disclosed in our earnings calls and referenced in the Staff’s comment refer to sales through transloads as a percentage of tons sold by our Oil & Gas Proppants segment in the period and not as a percentage of revenues in the period. Therefore, the Company will disclose tons sold through transloads as a percentage of total tons sold in the Results of Operations – Sales portion of the MD&A section. The following is an example of such disclosure:

For the three months ended June 30, 2014 and 2013, tons sold in-basin through transloads represented     % and     %, respectively, of total tons sold. The increase was due to increased customer demand for our proppants at transload locations close to oil and gas drilling sites.

The Company will include substantially similar disclosure for all other periods included in the filing.

If you have any further questions or require additional information, please do not hesitate to contact Sean Klein, Assistant General Counsel at (301) 682-0316, Christine Marshall, General Counsel at (301) 682-0313 or me at (301) 682-0302.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Donald A. Merril

Donald A. Merril
Chief Financial Officer

cc:	Christine Marshall

Sean Klein